TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Carlos Aguilar, Deputy CEO and CFO                         Nathan Abler (investors, analysts, media)
011-525-55-629-8729                                                   714-742-4180
carlos.aguilarm@tmm.com.mx                                     nabler@dresnerco.com

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS 2020 THIRD-QUARTER FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2020 Third-Quarter Financial Results Include:

o	Consolidated Accumulated Income of $906.6 million.
o	Free Cash Flow of $188.5 million.
o	Stockholders’ Equity of $2,095.1 million.
o	Financial Debt of 12.6 percent from Stockholders’ Equity.

(Mexico City, October 28, 2020) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican Maritime-management transportation and logistics Company, reported today its financial results for the third quarter.

José F. Serrano, Chairman of Grupo TMM, said, “The Company's operations continue to be significantly affected by the prolonged suspension of operations in the public, private and social sectors due to the Coronavirus pandemic, as well as the lack of economic recovery and the decline in oil prices since 2019.  Considering these factors and their potential impact, the industry still has a very important potential in the future, now more than ever, Grupo TMM is reinventing itself by maximizing its resources and strengths to regain market share, the confidence of its clients and its financial position.”
“The Company's priority is to maintain its operation with the highest quality standards, taking advantage of its proven experience and the implementation of its strategies for technological transformation, cost optimization and customer diversification.”
“Therefore, the Company reaffirms its commitment to ensure the health and well-being of its collaborators, embarked personnel, operational personnel in localities, as well as administrative and management personnel, through the constant implementation of protocols and preventive care.  Moreover, we have made significant progress in the application of NOM-035, which represents a great tool to improve the work environment, and we have implemented actions to ensure our collaborators are informed and involved.”
“In this way, Grupo TMM reinvents itself to be a dynamic, modern organization capable of capitalizing on opportunities and challenges, offering the best integrated transport, logistics, warehousing and distribution services, as well as participating in profitable projects and developing alliances with world-renowned companies, which will generate new income and high profitability in the short- and medium-term, for sustainable growth and development.”

THIRD-QUARTER 2020 OPERATING AND FINANCIAL RESULTS
The following information with respect to 2019 includes the new accounting standard for leases under the International Financial Reporting Standards (IFRS-16) effective as of January 1, 2019.  All monetary amounts are in millions of Mexican Pesos.
Consolidated revenues for the third quarter of 2020 were $271.3 million, compared to $380.4 million reported in the same period of last year, due to the slow recovery of the economy, mainly in the industry in which we operate, as well as the prolonged impact of the health safety guidelines required because of COVID-19.  The Company has made an effort to reduce these effects through its client diversification strategy.  Consolidated revenues during the first nine months of 2020 were $906.6 million compared to $1,109.6 million in the same period of last year.
Consolidated operating results reported a loss of $248.9 million, compared to loss of $47.6 million in the same period of 2019.  For the first nine months of 2020, consolidated operating results reported a loss of $260.5 million, compared to a loss of $4.7 million in the same period of 2019.
Non-recurrent operations in the third quarter of 2020 resulted in $207.4 million in expenses compared to expenses of $22.2 million for the same period last year.  Non-recurrent operations for the first nine months of 2020 reported $181.5 million in expenses, compared to $35.1 million of income for the same period of 2019.
Maritime revenues in the third quarter of 2020 reported $171.4 million compared to $225.7 million in the same period last year, mainly due to the decrease in the number of calls in Bulk Carriers, deferred calls due to the pandemic, the disincorporation of the Tugboats business, as well as the decrease of work in the Shipyard segment; partially offset by an increase of operating days in the Offshore segment and larger volume transported by Parcel Tankers.  Maritime revenues for the first nine months of 2020 were $553.7 million, compared to $655.5 million reported in the same period of the previous year.
Maritime operating income in the third quarter of 2020 was $15.2 million, compared to $24.5 million in the same period of 2019, mainly due to the disincorporation of the Tugboats segment and a lower margin in the mix of work performed in the Shipyard segment; partially offset by a better performance margin in calls for the Offshore segment and Parcel Tankers.  During the first nine months of 2020, Maritime operating profit was $37.8 million, compared to $92.0 million profit for the same period in 2019, mainly due to the disincorporation of the Tugboats business and the variety of work performed in the Shipyard segment; partially offset by costs efficiency in Offshore segment, Parcel Tankers and Bulk Carriers.
Maritime EBITDA in the third quarter of 2020 was $24.9 million, compared to $39.2 million for the same period of the previous year; Maritime EBITDA margin was 14.5 percent.  During the first nine months of 2020, Maritime EBITDA was $69.8 million, compared to $136.6 million in the same period of last year.  Maritime accumulated EBITDA margin in 2020 was 12.6 percent.
Ports and Terminals revenues in the third quarter of 2020 were $69.1 million compared to $111.6 million in the  same period of 2019, mainly due to the decrease of gravel maneuvered in the port of Tuxpan by the interruption of projects in the Gulf of Mexico, as well as cancellation of calls off cruise ships attended in the Shipping Agencies segment due to  the continued mobility restriction and border closure caused by the COVID-19 pandemic; partially offset by a gradual recovery of freighted cars in API Acapulco.  Ports and Terminals revenue for the first nine months of 2020 was $245.4 million compared to $321.6 million reported in the same period of last year.
Ports and Terminals operating results in the third quarter of 2020 resulted in a loss of $14.4 million, compared to $9.3 million profit in the same period of 2019, mainly due to the cancelled calls of cruise ships in the Shipping Agencies segment, as well as interruption of maneuvered of gravel in the port of Tuxpan; partially offset by a larger number of cars freighted in API Acapulco by the gradual recovery in the automotive sector.  During the first nine months of 2020, Ports and Terminals operating results reported a loss of $7.9 million, compared to $28.7 million profit during the same period of 2019, mainly due to the cancellation of calls of cruise ships in the Shipping Agencies segment and the decrease of freighted cars in API Acapulco as a result of the COVID-19 mobility restriction and the drop in the export activity; partially offset by the Maintenance and Repair of Containers segment in Aguascalientes y Pantaco.
Ports and Terminals EBITDA was $20.2 million during the first nine months of 2020, compared to $44.4 million reported in the same period last year; accumulated EBITDA margin was 8.2 percent.
Warehousing Services revenues in third quarter 2020 were $30.8 million compared to $43.1 million in the same period of 2019.  During the first nine months of 2020, revenues of Warehousing Services were $107.5 million compared to $132.5 million in the same period last year.
DEBT
As of September 30, 2020, Grupo TMM net debt was $75.5 million.  It should be noted that at the end of the third quarter of 2020, Short-Term Debt was $154.5 million and free cash was $188.5 million.

Total Debt*
– Millions of Mexican Pesos –
	As of 09/30/20	As of 12/31/19
Short-Term Debt	$154.5	$139.2
Long-Term Debt	109.5	118.7
Total Debt	$264.0	$257.9
Cash	188.5	512.8
Net Debt	$75.5	$0.00

Short-Term Leases	$25.1	$ 60.6
Long-Term Leases	61.6	526.8
Leases IFRS 16	$86.7	$587.4

Stockholders’ Equity	$2,095.1	$2,422.8
Book value per share	$20.50	$23.71
  *Book Value

Headquartered in Mexico City, Grupo TMM is a Mexican Maritime-management transportation and logistics Company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. For more information on Grupo TMM, please visit the company’s web site at www.grupotmm.com.  The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial table follow...

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	September 30,	December 31,
	2020	2019

Current assets:
Cash and cash equivalents	188.5	512.8
Accounts receivable
Accounts receivable – Net	351.0	507.4
Other accounts receivable	511.7	421.8
Prepaid expenses and others current assets	85.3	83.7
Total current assets	1,136.4	1,525.6
Property, machinery and equipment	2,622.5	2,629.3
Cumulative Depreciation	(354.9)	(345.8)
Property, machinery and equipment – Net	2,267.6	2,283.5
Rights of use	79.0	560.1
Other assets	194.4	194.6
Total assets	3,677.5	4,563.8

Current liabilities:
Bank loans and current maturities of long-term liabilities	154.5	139.2
Leases short-term	25.1	60.6
Suppliers	217.0	262.2
Other accounts payable and accrued expenses	644.0	587.1
Total current liabilities	1,040.7	1,049.0
Long-term liabilities:
Bank loans	109.5	118.7
Leases long-term	61.6	526.8
Deferred taxes	183.7	248.2
Other long-term liabilities	187.0	198.2
Total long-term liabilities	541.8	1,092.0
Total liabilities	1,582.5	2,141.0
Total stockholders´ equity	2,095.1	2,422.8
Total liabilities and stockholders´ equity	3,677.5	4,563.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Maritime	171.4	225.7	553.7	655.5
Ports and Terminals	69.1	111.6	245.4	321.6
Warehousing Services	30.8	43.1	107.5	132.5
Revenue from freight and services	271.3	380.4	906.6	1,109.6
Maritime	(146.5)	(186.4)	(483.9)	(518.9)
Ports and Terminals	(74.8)	(96.5)	(225.2)	(277.2)
Warehousing Services	(31.9)	(48.1)	(91.4)	(132.0)
Corporate and others	(0.1)	(0.2)	(0.4)	(0.5)
Cost of freight and services	(253.4)	(331.2)	(800.9)	(928.6)
Maritime	(9.7)	(14.7)	(32.0)	(44.6)
Ports and Terminals	(8.7)	(5.8)	(28.1)	(15.7)
Warehousing Services	(10.5)	(0.4)	(31.2)	(0.8)
Corporate and others	(2.1)	(10.1)	(14.1)	(30.3)
Depreciation and amortization	(31.1)	(31.0)	(105.4)	(91.4)
Corporate expenses	(28.4)	(43.6)	(79.2)	(129.5)
Maritime	15.2	24.5	37.8	92.0
Ports and Terminals	(14.4)	9.3	(7.9)	28.7
Warehousing Services	(11.6)	(5.3)	(15.1)	(0.3)
Corporate and others	(2.2)	(10.3)	(14.5)	(30.7)
Other (expenses) income - Net	(207.4)	(22.2)	(181.5)	35.1
Operating loss	(248.9)	(47.6)	(260.5)	(4.7)
Financial (expenses) income - Net	(10..0)	(15.8)	(27.0)	(56.6)
Leases financial expenses	(2.7)	(13.8)	(22.0)	(41.4)
Exchange (loss) gain - Net	(3.9)	(11.7)	(54.2)	6.8
Net financial cost	(16.5)	(41.3)	(103.2)	(91.2)
Loss before taxes	(265.4)	(89.0)	(363.6)	(95.9)
Provision for taxes	(28.0)	(0.6)	35.9	(2.1)
Net loss for the period	(293.4)	(89.6)	(327.7)	(98.0)
Attributable to:
Minority interest	(1.4)	(2.3)	(4.9)	(1.6)
Equity holders of GTMM, S.A.B.	(292.1)	(87.3)	(322.8)	(96.4)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(2.9)	(0.9)	(3.2)	(0.9)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (pesos/share)	(2.9)	(0.9)	(3.2)	(0.9)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

Cash flow from operation activities:
Net loss income for the period	(293.4)	(89.6)	(327.7)	(98.0)
Charges (credits) to income not affecting resources:
Depreciation & amortization	31.4	31.0	106.5	91.4
Deferred taxes	15.5	-	(64.6)	-
Other non-cash items	162.9	47.2	161.7	14.1
Total non-cash items	209.8	78.2	203.6	105.5
Changes in assets & liabilities	(34.6)	34.2	(121.5)	10.2
Total adjustments	175.2	112.4	82.1	115.7
Net cash (used in) provided by operating activities	(118.3)	22.8	(245.6)	17.7

Cash flow from investing activities:
Proceeds from sales of assets	1.1	30.6	7.0	126.2
Payments for purchases of assets	(6.2)	(20.7)	(21.3)	(69.2)
Net cash (used in) provided by investment activities	(5.1)	9.9	(14.4)	57.0

Cash flow provided by financing activities:
Short-term borrowings (net)	5.8	(5.6)	(29.2)	(44.3)
Repayment of leases	(18.3)	(16.3)	(70.3)	(46.6)
Proceeds from (repayment of) long-term debt	11.2	9.9	(14.6)	(26.4)
Net cash used in financing activities	(1.3)	(12.0)	(114.1)	(117.4)
Exchange effect on cash	(11.2)	5.3	49.7	(0.7)
Net decrease in cash	(135.8)	26.0	(324.3)	(43.4)
Cash at beginning of period	324.3	248.8	512.8	318.2
Cash at end of period	188.5	274.8	188.5	274.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.